UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

Commission File Number: 001-38353

PagSeguro Digital Ltd.

(Name of Registrant)

Av. Brigadeiro Faria Lima, 1384, 4º andar, parte A

São Paulo, SP, 01451-001, Brazil

+55 11 3038 8127

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                     No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                     No  ☒

Unaudited Condensed Consolidated Interim Financial Statements

PagSeguro Digital Ltd.

On March 31, 2020 and for the three-month periods ended March 31, 2020 and 2019

PagSeguro Digital Ltd.

Unaudited condensed consolidated interim financial statements

On March 31, 2020 and for the three-month periods ended March 31, 2020 and 2019

Contents

Unaudited condensed consolidated interim financial statements

Unaudited condensed consolidated interim balance sheet	1
Unaudited condensed consolidated interim statement of income	3
Unaudited condensed consolidated interim statement of comprehensive income	4
Unaudited condensed consolidated interim statement of changes in equity	5
Unaudited condensed consolidated interim statement of cash flows	6
Notes to the unaudited condensed consolidated interim financial statements	7

COVID-19 Management Letter

In December 2019, a novel strain of coronavirus (“COVID-19”) was reported to have surfaced in Wuhan, China and cases of infected patients have been reported in other jurisdictions, including reported cases in Brazil in, among other locations, the city of São Paulo, where we have our headquarters. On March 11, 2020, the World Health Organization designated COVID-19 as a pandemic. The spread of this virus has caused certain business, market and travel disruption globally and particularly in infected regions. These disruptions include large-scale business shutdowns, quarantine orders and mobility restrictions across Brazil and the world, negative impacts on Brazil’s and the world’s economy and financial market volatility, including volatility in the price of our shares. These disruptions have already had a direct impact on our TPV in the first quarter of 2020 and in April and May 2020 as most of the Brazilian state capitals have been under partial shutdown since mid-March 2020. Partial shutdowns are affecting all non-food retail stores, shopping malls, cinemas, soccer matches, concerts, public parks, among other businesses. Under the partial shutdowns, bars and restaurants may operate only through home delivery. As a result, we could experience net income shortfalls from operations.

While disruptions are currently expected to be temporary, there is uncertainty around the duration of these disruptions, the possibility of any government intervention or other measures, or the possibility of other economic effects on the stock market, foreign exchange rates and otherwise. The extent to which the consequences of the COVID-19 pandemic impact our results, including the results of our clients, will depend on future developments that are uncertain and cannot be accurately estimated, such as any new information which may emerge concerning the severity of the coronavirus, the potential spread to other regions and actions to contain the coronavirus or treat its impact, among others.

In addition, due to reliance of our POS manufacturers on imported components, we are subject to the risk of shortages and extended lead times in the supply of certain products. However, currently, we believe our inventory levels will allow us to mitigate the short-term impact of COVID-19 on our business.

As a response to COVID-19 we have already taken the following actions, among others:

•

The outbreak of COVID-19 presented rapid changes in the Brazilian economy and in the payments industry, accelerating the secular shift from cash to electronic transactions. We entered this crisis leading the financial inclusion process and fostering electronic payment adoption, reaching 5.5 million active merchants and 3.7 million PagBank active users;

•	Increased liquidity and cash position (Cash and Cash Equivalents and Financial Investments increased to R$3,542.9 million, up 46.3% compared to 1Q19) and a depth review of all of our expenses;

•	Our employees are our number one priority. Almost 100% of our workforce is currently working from home;

•

Initiatives to support our merchants: (i) unlimited free wire transfers, (ii) link of payment, (iii) food delivery service PedeFácil, (iv) virtual shopping offering PagPerto, (v) 10% QR Code cash back, and (vi) cash back for COVID-19 related vouchers and Bolsa Merenda (social security benefits to underprivileged students) in the State of Minas Gerais using free PagBank digital accounts;

•

Community matters to us: (i) donating thousands of masks to public hospitals located in the most vulnerable regions of São Paulo, (ii) donating more than 200 thousand kits containing basic food, (iii) promoting online concerts with donations of cash, food and health items to UNICEF Brasil, (iv) we have provided assistance totaling R$30 million to the most vulnerable families in Brazil.

We have a relevant variable cost structure and are less labor intensive than other acquiring companies, mainly related to TPV, such as processing, interchange, card scheme fees, marketing and chargebacks. Additionally, we believe we are well-prepared and solid in terms of cash and liquidity. However, our results are subject to uncertainties related to the COVID-19 pandemic. At this time, we have not faced any impairment of our assets and we do not believe we will not be able to continue as a going concern based on our current liquidity and current working capital levels.

PagSeguro Digital Ltd.

Unaudited condensed consolidated interim balance sheet

On March 31, 2020 and December 31, 2019

(All amounts in thousands of reais)

	Note	March 31, 2020	December 31, 2019
Assets
Current assets
Cash and cash equivalents	5	3,043,153	1,403,955
Financial investments	6	499,782	1,349,666
Accounts receivable	7	9,268,571	10,477,179
Inventories		70,211	61,936
Taxes recoverable		193,321	171,561
Other receivables		71,334	84,099

Total current assets		13,146,372	13,548,396

Non-current assets
Judicial deposits		6,751	5,651
Accounts receivable	7	23,730	29,943
Prepaid expenses		10,893	7,215
Investment		1,500	1,500
Property and equipment	10	607,233	399,990
Intangible assets	11	671,650	589,553

Total non-current assets		1,321,757	1,033,852

Total assets		14,468,129	14,582,248

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PagSeguro Digital Ltd.

Unaudited condensed consolidated interim balance sheet

On March 31, 2020 and December 31, 2019

(All amounts in thousands of reais)

	Note	March 31, 2020	December 31, 2019
Liabilities and equity
Current Liabilities
Payables to third parties	12	4,691,260	5,326,290
Trade payables		279,262	256,281
Payables to related parties	8	35,767	22,187
Salaries and social security charges	13	71,234	106,812
Taxes and contributions	14	124,956	124,004
Provision for contingencies	15	14,716	11,849
Other liabilities		80,572	45,640

Total current liabilities		5,297,767	5,893,063

Non-current liabilities
Deferred income tax and social contribution	16	766,388	630,950
Other liabilities		50,328	43,287

Total non-current liabilities		816,716	674,237

Total liabilities		6,114,483	6,567,300

Equity
Share capital	17	26	26
Capital reserve	17	5,807,884	5,781,503
Other comprehensive income	17	327	(190)
Equity valuation adjustments	17	(22,372)	(22,372)
Retained earnings	17	2,631,535	2,274,864
Treasury shares	17	(86,042)	(41,267)

		8,331,358	7,992,564

Non-controlling interests		22,288	22,384

Total equity		8,353,646	8,014,948

Total liabilities and equity		14,468,129	14,582,248

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PagSeguro Digital Ltd.

Unaudited condensed consolidated interim statement of income

For the three-month periods ended March 31, 2020 and 2019

(All amounts in thousands of reais unless otherwise stated)

	Note	March 31, 2020	March 31, 2019

Revenue from transaction activities and other services	19	966,804	712,995
Revenue from sales	19	—	67,589
Financial income	19	562,268	430,504
Other financial income	19	58,223	40,248

Total revenue and income		1,587,295	1,251,336

Cost of sales and services	20	(768,636)	(617,779)
Selling expenses	20	(189,022)	(82,378)
Administrative expenses	20	(85,785)	(92,381)
Financial expenses	20	(45,562)	(5,839)
Other expenses, net	20	(2,136)	(3,582)

Profit before income taxes		496,154	449,377

Current income tax and social contribution	16	(3,801)	(50,140)
Deferred income tax and social contribution	16	(135,439)	(89,503)

Income tax and social contribution		(139,240)	(139,643)

Net income for the period		356,914	309,734

Attributable to:
Equity holders of the parent		356,671	309,312
Non-controlling interests		243	422

Basic earnings per common share - R$	18	1,0841	0,9666
Diluted earnings per common share - R$	18	1,0806	0,9648

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PagSeguro Digital Ltd.

Unaudited condensed consolidated interim statement of comprehensive income

For the three-month periods ended March 31, 2020 and 2019

(All amounts in thousands of reais unless otherwise stated)

	March 31, 2020	March 31, 2019

Net income for the period	356,914	309,734
Other comprehensive income that may be reclassified to the statement of income in subsequent periods Currency translation adjustment	455	(628)
Gain (Loss) on investments designated at fair value through OCI	62	(88)

Other comprehensive income for the period	357,431	309,018

Attributable to
Equity holders of the parent	357,188	308,596

Non-controlling interests	243	422

Net income for the period	357,431	309,018

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PagSeguro Digital Ltd.

Unaudited condensed consolidated interim statement of changes in equity

For the three-month periods ended March 31, 2020 and 2019

(All amounts in thousands of reais)

				Capital reserve		Profit reserve
	Note	Share capital	Treasury shares	Capital reserve	Share-based long-term incentive plan (LTIP	Retained earnings	Equity valuation adjustments	Other comprehensive income	Total	Non- controlling interests	Total equity
On December 31, 2018		26	(39,532)	5,647,263	40,871	909,267	(7,588)	263	6,550,570	23,806	6,574,376

Net income for the period	17	—	—	—	—	309,312	—	—	309,312	422	309,734
Currency translation adjustment	17	—	—	—	—	—	—	(628)	(628)	—	(628)
Loss on financial assets through other comprehensive income	17	—	—	—	—	—	—	(88)	(88)	—	(88)
Non-controlling acquisition	17	—	—	—	—	—	(11,663)	—	(11,663)	(2,371)	(14,034)
Shares issued	17	—	—	10,893	(10,893)	—	—	—	—	—	—
Share based long term incentive plan (LTIP)	17	—	—	—	16,263	—	—	—	16,263	—	16,263

On March 31, 2019		26	(39,532)	5,658,156	46,241	1,218,579	(19,251)	(453)	6,863,766	21,857	6,885,623

Net income for the period	17	—	—	—	—	1,056,285	—	—	1,056,285	1,006	1,057,291
Currency translation adjustment	17	—	—	—	—	—	—	203	203	—	203
Gain on financial assets through other comprehensive income	17	—	—	—	—	—	—	60	60	—	60
Non-controlling acquisition	17	—	—	—	—	—	(3,121)	—	(3,121)	(479)	(3,600)
Shares issued	17	—	—	28,099	(28,099)	—	—	—	—	—	—
Share based long term incentive plan (LTIP)	17	—	—	—	77,106	—	—	—	77,106	—	77,106
Acquisition of treasury shares	17	—	(1,735)	—	—	—	—	—	(1,735)	—	(1,735)

On December 31, 2019		26	(41,267)	5,686,255	95,248	2,274,864	(22,372)	(190)	7,992,564	22,384	8,014,948

Net income for the period	17	—	—	—	—	356,671	—	—	356,671	243	356,914
Currency translation adjustment	17	—	—	—	—	—	—	455	455	—	455
Gain on financial assets through other comprehensive income	17	—	—	—	—	—	—	62	62	—	62
Non-controlling acquisition	17	—	—	—	—	—	—	—	—	(339)	(339)
Shares issued	17	—	—	3,628	(3,628)	—	—	—	—	—	—
Share based long term incentive plan (LTIP)	17	—	—	—	26,381	—	—	—	26,381	—	26,381
Acquisition of treasury shares	17	—	(44,775)	—	—	—	—	—	(44,775)	—	(44,775)

On March 31, 2020		26	(86,042)	5,689,883	118,001	2,631,535	(22,372)	327	8,331,358	22,288	8,353,646

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PagSeguro Digital Ltd.

Unaudited condensed consolidated interim statement of cash flows

For the three-month periods ended March 31, 2020 and 2019

(All amounts in thousands of reais)

	March 31, 2020	March 31, 2019
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income taxes	496,154	449,377
Expenses (revenues) not affecting cash:
Depreciation and amortization	59,594	26,421
Chargebacks	70,171	32,835
Accrual of provision for contingencies	4,384	609
Share based long term incentive plan (LTIP)	11,953	16,263
Inventory provisions	—	(5,974)
Other (income) cost, net	(3,108)	2,313
Changes in operating assets and liabilities
Accounts receivable	1,047,383	(904,881)
Financial investments (mandatory guarantee)	(120,787)	—
Inventories	(8,275)	44,082
Taxes recoverable	(18,137)	3,707
Other receivables	11,680	(11,006)
Other liabilities	41,993	13,440
Payables to third parties	(643,837)	43,892
Trade payables	21,602	(3,045)
Receivables from (payables to) related parties	13,580	(258)
Salaries and social charges	(21,149)	(3,340)
Taxes and contributions	(4,764)	104
Provision for contingencies	(1,655)	—

	956,782	(295,461)

Income tax and social contribution paid	(2,190)	(29,356)
Interest income received	97,267	124,913

NET CASH GENERATED BY (USED IN) OPERATING ACTIVITIES	1,051,859	(199,904)

CASH FLOWS FROM INVESTING ACTIVITIES

Amount paid on acquisitions, net of cash acquired	—	(15,753)
Purchases of property and equipment	(231,938)	(30,203)
Purchases and development of intangible assets	(118,993)	(80,994)
Redemption (Acquisition) of financial investments	983,160	(1,589,655)

NET CASH GENERATED BY (USED IN) INVESTING ACTIVITIES	632,229	(1,716,605)

CASH FLOWS FROM FINANCING ACTIVITIES

Acquisition of treasury shares	(44,775)	—
Transaction with non-controlling interest	—	(13,992)
Capital increase by non-controlling shareholders	(115)	348

NET CASH USED IN FINANCING ACTIVITIES	(44,890)	(13,645)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,639,198	(1,930,153)

Cash and cash equivalents at the beginning of the period	1,403,955	2,763,050
Cash and cash equivalents at the end of the period	3,043,153	832,897

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

On March 31, 2020 and for the three-month periods ended March 31, 2020

(All amounts in thousands of reais unless otherwise stated)

1.	General information

PagSeguro Digital Ltd. (“PagSeguro Digital” or the “Company”) is a holding company, subsidiary of Universo Online S.A. (“UOL”), referred to together with its subsidiaries as the “PagSeguro Group”, was incorporated on July 19, 2017. 99.99% of the shares of PagSeguro Internet S.A. (“PagSeguro Brazil”) were contributed to PagSeguro Digital on January 4, 2018 and, PagSeguro Digital maintains control of PagSeguro Brazil.

PagSeguro Brazil is a privately held corporation established on January 20, 2006, headquartered in the city of São Paulo, Brazil, and engaged in providing financial technology solutions and services and corresponding related activities, focused principally on micro-merchants and small and medium-sized businesses (“SMEs”).

PagSeguro Brazil subsidiaries are Net+Phone Telecomunicações Ltda. (“Net+Phone”), Boa Compra Ltda. (“Boa Compra”), BCPS Online Services LDA. (“BCPS”), R2TECH Informática S.A. (“R2TECH”), BIVACO Holding S.A. (“BIVA”), Fundo de Investimento em Direitos Creditórios - PagSeguro (“FIDC”), Tilix Digital S.A. (“TILIX”), YAMÍ Software & Inovação Ltda. (“YAMÍ”) and RegistraSeguro S.A. (“RegistraSeguro”).

In addition to our operations carried out by PagSeguro Brazil, on January 4, 2019, PagSeguro Digital acquired 100% of BBN Banco Brasileiro de Negócios S.A. (renamed BancoSeguro S.A. “BancoSeguro” in February 2019), through BS Holding Financeira Ltd. (“BS Holding”), a holding company incorporated under PagSeguro Digital.

On March 15, 2019, PagSeguro Group acquired 10% of the share capital of Netpos Serviços de Informática S.A. (“NETPOS”). Total consideration paid amounted to R$1,500 which was settled in cash. PagSeguro Group acquired 10% of shares and does not have control of NETPOS operation, based on IFRS 3. NETPOS was not consolidated in these financial statements.

These consolidated financial statements include BS Holding and its subsidiary BancoSeguro and PagSeguro Brazil and its subsidiaries Net+Phone, Boa Compra, BCPS, R2TECH, BIVA, FIDC, TILIX, YAMÍ and RegistraSeguro.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements (Continued)

On March 31, 2020 and for the three-month periods ended March 31, 2020

(All amounts in thousands of reais unless otherwise stated)

1.	General information (Continued)

1.1.	Initial Public Offering (“IPO”)

On January 26, 2018, PagSeguro Digital completed its Initial Public Offering (“IPO”). 50,925,642 new shares were offered by PagSeguro Digital and 70,267,746 shares were offered by the controlling shareholder UOL.

The initial offering price was US$21.50 per common share, with gross proceeds of US$1,095.2 million (or R$3,444.2 million). The Company received net proceeds of US$1,046.0 million (or R$3,289.8 million), after deducting US$43.8 million (or R$137.8 million) in underwriting discounts and commissions and US$5.2 million (or R$16.7 million) of other offering expenses.

The shares offered and sold in the IPO were registered under the Securities Act of 1933, as amended, pursuant to the Company’s Registration Statement on Form F-1 (Registration No 333-222292) which was declared effective by the Securities and Exchange Commission on January 26, 2018. The common stock has been traded on the New York Stock Exchange (NYSE) since January 26, 2018, under the symbol “PAGS”.

1.2.	Follow-on public offering

On June 26, 2018, PagSeguro Digital completed its follow-on public offering. 11,550,000 new shares were offered by PagSeguro Digital and 26,400,000 shares were offered by the controlling shareholder UOL.

The offering price was US$29.25 per common share, for gross proceeds of US$337.8 million (or R$1,274.4 million). The Company received net proceeds of US$326.8 million (or R$1,232.6 million), after deducting US$7.9 million (or R$29.9 million) in underwriting discounts and commissions and US$3.1 million (or R$11.9 million) of other offering expenses.

On October 21, 2019, PagSeguro Digital completed its secondary public offering. A number of 16,750,000 shares were offered by the controlling shareholder UOL, the offering price was US$39.00 per common share. The Company did not receive any proceeds from the offering.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements (Continued)

On March 31, 2020 and for the three-month periods ended March 31, 2020

(All amounts in thousands of reais unless otherwise stated)

1.	General information (Continued)

1.3.	Long-Term Incentive Plan (“LTIP”) and LTP goals

Members of the Company’s management participate in a Long-Term Incentive Plan, or LTIP, which was established by UOL for its group companies on July 29, 2015 and has been adopted by PagSeguro Digital. Beneficiaries under the LTIP are selected by UOL’s LTIP Committee, which consists of the Chairman and two officers of UOL and are submitted to our Board of Directors for adoption. In this plan employees (including senior executives) of the Group receive remuneration in the form of share-based payments, whereby employees render services as consideration for equity instruments (equity-settled transactions). The cost of equity-settled transactions is determined by the fair value at the date when the grant is made.

That cost is recognized in personnel expenses (Note 20), together with a corresponding increase in equity over the period in which the service is fulfilled (the vesting period). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The expense in the statement of profit or loss represents the movement in cumulative expense recognized as at the beginning and end of the year. No expense is recognized for awards that do not ultimately vest because service conditions have not been met.

LTIP-Goals plan was established at PagSeguro Brazil on December 18, 2018, as approved by the Company’s board of directors. Beneficiaries under the LTIP-Goals plan were granted awards, which may be payable in cash, Class A common shares or a combination of the two, at the discretion of the LTIP-Goals Committee based on the goals established in the Company’s corporate results-sharing plan for any given year. If any portion of an award is payable in Class A common shares, the relevant number of Class A will be determined on the last business day of January 2020 for awards related to 2019 and, beginning in 2021, on the last business day of March following the year for which such amount was awarded.

2.	Presentation and preparation of the unaudited condensed consolidated interim financial statements and significant accounting policies

These unaudited condensed consolidated interim financial statements do not include all of the information required for a complete set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual financial statements.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements (Continued)

On March 31, 2020 and for the three-month periods ended March 31, 2020

(All amounts in thousands of reais unless otherwise stated)

2.	Presentation and preparation of the unaudited condensed consolidated interim financial statements and significant accounting policies (Continued)

These unaudited condensed consolidated interim financial statements for the three-month period ended March 31, 2020 were authorized for issuance by the PagSeguro Digital’s Board of Directors on May 25, 2020.

2.1.	Basis of preparation of condensed consolidated interim financial information

These unaudited condensed consolidated interim financial statements for the three-month period ended March 31, 2020 have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” as issued by the International Accounting Standard Board.

These unaudited condensed consolidated interim financial statements do not include all the notes of the type normally included in an annual consolidated financial statement. Accordingly, this report is to be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2019 (the “Annual Financial Statements”).

The accounting policies and critical accounting estimates and judgments adopted are consistent with those of the previous financial year and corresponding interim reporting period.

2.2.	New accounting pronouncements

The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of our unaudited condensed consolidated interim financial statements are disclosed below. We intend to adopt these new and amended standards and interpretations, if applicable, when they become effective.

IFRS 17 Insurance Contracts

In May 2017, the IASB issued IFRS 17 Insurance Contracts (IFRS 17), a comprehensive new accounting standard for insurance contracts covering recognition and measurement, presentation and disclosure. Once effective, IFRS 17 will replace IFRS 4 Insurance Contracts (IFRS 4) that was issued in 2005. IFRS 17 applies to all types of insurance contracts (i.e., life, non-life, direct insurance and re-insurance), regardless of the type of entities that issue them, as well as to certain guarantees and financial instruments with discretionary participation features. The Group does not expect the new standard to materially impact its results of operations.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements (Continued)

On March 31, 2020 and for the three-month periods ended March 31, 2020

(All amounts in thousands of reais unless otherwise stated)

2.	Presentation and preparation of the unaudited condensed consolidated interim financial statements and significant accounting policies (Continued)

2.2.	New accounting pronouncements (Continued)

Amendments to IFRS 3: Definition of a Business

In October 2018, the IASB issued amendments to the definition of a business in IFRS 3 Business Combinations to help entities determine whether an acquired set of activities and assets is a business or not. They clarify the minimum requirements for a business, remove the assessment of whether market participants are capable of replacing any missing elements, add guidance to help entities assess whether an acquired process is substantive, narrow the definitions of a business and of outputs, and introduce an optional fair value concentration test. Since the amendments apply prospectively to transactions or other events that occur on or after the date of first application, the Group will not be affected by these amendments on the date of transition.

3.	Consolidation of subsidiaries

On March 31, 2020
Company	Assets	Liabilities	Equity	Net income (loss) for the period	Ownership - %	Level
Pagseguro Brazil	15,186,992	7,728,178	7,458,814	350,983	99,99	Direct
BS Holding	437,182	(35)	437,217	3,586	99,99	Direct
Net+Phone	292,147	139,973	152,174	(45,787)	99,99	Indirect
Boa Compra	126,030	89,203	36,827	3,619	99,99	Indirect
BCPS	1,729	16	1,713	79	99,50	Indirect
R2TECH	16,062	2,280	13,781	1,774	100,00	Indirect
BIVA	22,790	5,351	17,439	(472)	100,00	Indirect
FIDC	2,923,804	271,270	2,652,533	466,300	100,00	Indirect
TILIX	11,254	12,922	(1,669)	(971)	100,00	Indirect
BancoSeguro	2,063,790	1,642,965	420,825	4,441	100,00	Indirect
Yamí	398	493	(94)	(113)	100,00	Indirect
Registra Seguro	5,000	—	5,000	—	100,00	Indirect

The operational context of the subsidiaries is to be read in conjunction with the annual financial statements for the year ended December 31, 2019.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements (Continued)

On March 31, 2020 and for the three-month periods ended March 31, 2020

(All amounts in thousands of reais unless otherwise stated)

4.	Segment reporting

Operating segments are determined based on the information reported and reviewed by the Board of Directors, which is responsible for allocating resources and assessing the performance of the business and to make PagSeguro Group’s strategic decisions.

Considering that all decisions are based on consolidated reports, and that all decisions related to strategic and financial planning, purchases, investments and the allocation of funds are made on a consolidated basis, the PagSeguro Group and its subsidiaries operate in a single segment, as financial service agents.

The PagSeguro Group is domiciled in Brazil and has revenue arising from local customers and customers located abroad. The main revenue is related to sales from the domestic market. The international market represents 1.4% and 1.1% for the three-month periods ended March 31, 2020 and twelve-month periods ended 2019, respectively.

5.	Cash and cash equivalents

	March 31, 2020	December 31, 2019
Short-term bank deposits	647,341	470,073
Short-term investment	2,395,812	933,882

	3,043,153	1,403,955

Cash and cash equivalents are held for the purpose of meeting short-term cash needs and include cash on hand, deposits with banks and other short-term highly liquid investments with original maturities of three-month or less, and with immaterial risk of change in value. Short-term investments consist mainly of investments in Brazilian Treasury Bonds (“LFTs”) with an average return of 100% of the Basic Interest Rate (SELIC, currently at 3.75% per year)

6.	Financial investments

Consists of investments in Brazilian Treasury Bonds (“LFTs”) with an average return of 100% of the Basic Interest Rate (SELIC, currently at 3.75% per year), invested to comply with certain requirements for authorized payment institutions as set forth by Central Bank of Brazil regulation. This financial asset was classified at fair value through other comprehensive income. Unrealized gains of LFTs as of March 31, 2020 totaled R$34 (R$62 in three-month period ended March 31, 2020).

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements (Continued)

On March 31, 2020 and for the three-month periods ended March 31, 2020

(All amounts in thousands of reais unless otherwise stated)

7.	Accounts receivable

	March 31, 2020					December 31, 2019
	Visa	Master	Hipercard	Elo	Total	Visa	Master	Hipercard	Elo	Total
Legal obligors
Itaú	599,666	1,933,356	581,493	—	3,114,515	727,224	2,217,111	593,858	—	3,538,193
Bradesco	815,351	138,539	—	234,668	1,188,558	987,984	163,725	—	242,862	1,394,571
Banco do Brasil	618,168	111,766	—	147,832	877,766	765,341	140,774	—	152,327	1,058,442
CEF	111,413	126,875	—	112,845	351,133	145,400	154,473	—	122,324	422,197
Santander	213,993	871,031	—	—	1,085,025	283,348	986,777	—	—	1,270,125
Other (iv)	546,289	1,388,119	—	67,950	2,002,359	623,224	1,538,987	—	73,677	2,235,888
Total card issuers (i)	2,904,881	4,569,687	581,493	563,295	8,619,356	3,532,521	5,201,847	593,858	591,190	9,919,416

Cielo – Elo	—	—	—	—	138,521	—	—	—	—	152,758
Cielo	—	—	—	—	97	—	—	—	—	590
Vero	—	—	—	—	6,067	—	—	—	—	6,662
Total acquirers (ii)	—	—	—	—	144,684	—	—	—	—	160,017

Other current	—	—	—		504,531	—	—	—		397,746
Other non-current					23,730					29,943

Total other (iii)	—	—	—		528,261	—	—	—		427,689

Total accounts receivable	2,904,881	4,569,687	581,493	563,295	9,292,301	3,532,521	5,201,847	593,858	591,190	10,507,122

(i)

Card issuers: receivables derived from transactions where PagSeguro Brazil acts as the financial intermediary in operations with the issuing banks, related to the intermediation agreements between PagSeguro Brazil and Visa, Mastercard, Hipercard or Elo. However, PagSeguro Brazil’s contractual accounts receivable are with the financial institutions, which are the legal obligors on the accounts receivable. Additionally, amounts due within 27 days of the original transaction, including those that fall due with the first installment of installment receivables, are guaranteed by Visa, Mastercard, Elo or Hipercard, as applicable, in the event that the legal obligors do not make payment.

(ii)	Acquirers: refers to card processing transactions to be received from the acquirers, which are a third parties acting as financial intermediaries between the issuing bank and PagSeguro Brazil.
(iii)	Other accounts receivable: Mainly related to loans portfolio and receivables with our customers, this amount is presented net of any expected losses.
(iv)	Refers to other pulverized receivables from legal obligors.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements (Continued)

On March 31, 2020 and for the three-month periods ended March 31, 2020

(All amounts in thousands of reais unless otherwise stated)

7.	Accounts receivable (Continued)

The maturity analysis of accounts receivable is as follows

	March 31, 2020	December 31, 2019

Due within 30 days	3,532,861	4,901,532
Due within 31 to 120 days	3,919,840	3,924,348
Due within 121 to 180 days	932,398	869,207
Due within 181 to 360 days	883,473	782,092
Due after 360 days	23,730	29,943

	9,292,301	10,507,122

8.	Related-party balances and transactions

The PagSeguro Group is controlled by UOL (incorporated in Brazil).

i)	Balances and transactions with related parties

	March 31, 2020	December 31, 2019
	Payables	Payables
Immediate parent
UOL - sales of services (a)	9,370	10,575
UOL - shared service costs (b)	14,815	4,229

Affiliated companies
UOL Diveo - sales of services (c)	4,831	3,117
Transfolha Transportadora e Distribuição Ltda.	4,142	1,440
Others	2,609	2,826

	35,767	22,187

(a)	Sales of services refers to the purchase of (i) advertising services from UOL.
(b)	Shared services costs mainly related to (i) payroll costs and (ii) property rental costs that are incurred by the parent company UOL and are charged to PagSeguro Group.
(c)	Sale of services from the affiliated company UOL Diveo related to colocation services.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements (Continued)

On March 31, 2020 and for the three-month periods ended March 31, 2020

(All amounts in thousands of reais unless otherwise stated)

8.	Related-party balances and transactions (Continued)

i)	Balances and transactions with related parties (Continued)

	March 31, 2020		March 31, 2019
	Revenue	Expense	Revenue	Expense
Immediate parent
UOL - shared service costs (a)	—	31,209	—	22,844
UOL - sales of services (b)	631	12,231	391	11,968
Affiliated companies
UOL Diveo - shared service costs	—	5	—	7
UOL Diveo - sales of services (c)	—	12,474	—	6,008
Transfolha Transportadora e Distribuição Ltda.	—	4,221	—	4,976
Others	—	2,553	9	220

	631	62,693	400	46,023

(a)

Shared services costs mainly related to (i) payroll costs and (ii) property rental costs that are incurred by the parent company UOL and are charged to PagSeguro. Such costs are included in administrative expenses.

(b)	Sale of services related to advertising services from UOL.
(c)	Sale of services from the affiliated company UOL Diveo related to colocation services.

ii)	Key management compensation

Key management compensation includes short and long-term benefits of PagSeguro Brazil’s executive officers. The short and long-term compensation related to the executive officers for the three-month period ended March 31, 2020 amounted to R$2,752 (March 31, 2019 - R$15,711).

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements (Continued)

On March 31, 2020 and for the three-month periods ended March 31, 2020

(All amounts in thousands of reais unless otherwise stated)

9.	Business combinations

Acquisition for the year ended December 31, 2019

On January 4, 2019, PagSeguro Group acquired 100% of the share capital and obtained control of BBN Banco de Negócios S.A (renamed BancoSeguro S.A. in February 2019). Total consideration paid in cash amounted to R$59,765 and the total net assets acquired at fair value amounted to R$44,549, which included a separately identified intangible asset with a fair value of R$2,605, presenting the license to operate the banking business, resulting in the recognition of goodwill of R$12,611. The purchase price allocation was concluded and recorded in 2019.

On August 9, 2019, PagSeguro Group acquired 100% of the share capital and obtained control of YAMÍ. Purchase price amounted to R$3,000 and the total net liabilities acquired at fair value amounted to R$310, resulting in the recognition of goodwill of R$3,310. The consideration paid in cash amounted to R$1,350 and the remaining will be paid in installments. The purchase price allocation may be subject to changes in the measurement period as defined in IFRS.

These acquisitions are in accordance with PagSeguro Group’s business strategies, ramping up investments on new technologies, products and services for our digital ecosystem.

10.	Property and equipment

a)	Property and equipment are composed as follows

	March 31, 2020
	Cost	Accumulated depreciation	Net
Data processing equipment	65,116	(22,411)	42,705
Machinery and equipment (a)	602,083	(48,762)	553,321
Furniture and fittings	3,034	(465)	2,569
Leasehold improvements	9,642	(1,860)	7,782
Other	1,426	(570)	856

	681,301	(74,068)	607,233

	December 31, 2019
	Cost	Accumulated depreciation	Net
Data processing equipment	65,116	(18,578)	46,538
Machinery and equipment (a)	371,741	(28,512)	343,229
Furniture and fittings	2,660	(382)	2,278
Leasehold improvements	8,480	(1,410)	7,070
Other	1,366	(491)	875

	449,363	(49,373)	399,990

(a)

Net book value of machinery and equipment includes R$519,215 of POS devices (R$340,011, as of December 31, 2019), which are amortized over 5 years. The depreciation of POS in the three-month period ended March 31, 2020, amounted to R$19,834.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements (Continued)

On March 31, 2020 and for the three-month periods ended March 31, 2020

(All amounts in thousands of reais unless otherwise stated)

10.	Property and equipment (Continued)

b)	The changes in cost and accumulated depreciation were as follows

	Data processing equipment	Machinery and equipment (a)	Furniture and fittings	Leasehold improvements	Other	Total
On December 31, 2019
Cost	65,116	371,741	2,660	8,480	1,366	449,363
Accumulated depreciation	(18,578)	(28,512)	(382)	(1,410)	(491)	(49,373)

Net book value	46,538	343,229	2,278	7,070	875	399,990

On March 31, 2020
Cost
Purchases	—	230,342	374	1,162	60	231,938
Depreciation	(3,833)	(20,250)	(83)	(450)	(79)	(24,695)

Net book value	42,705	553,321	2,569	7,782	856	607,233

On March 31, 2020
Cost	65,116	602,083	3,034	9,642	1,426	681,301
Accumulated depreciation	(22,411)	(48,762)	(465)	(1,860)	(570)	(74,068)

Net book value	42,705	553,321	2,569	7,782	856	607,233

(a)

Net book value of machinery and equipment includes R$519,215 of POS devices (R$340,011, as of December 31, 2019), which are amortized over 5 years. The depreciation of POS in the three-month period ended March 31, 2020, amounted to R$19,834.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements (Continued)

On March 31, 2020 and for the three-month periods ended March 31, 2020

(All amounts in thousands of reais unless otherwise stated)

11.	Intangible assets

a)	Intangible assets are composed as follows

	March 31, 2020
	Cost	Accumulated amortization	Net
Expenditures related to software and technology (i)	893,422	(335,849)	557,573
Software licenses	71,788	(16,536)	55,252
Goodwill (ii)	54,858	—	54,858
Other	4,586	(619)	3,967

	1,024,654	(353,003)	671,650

	December 31, 2019
	Cost	Accumulated amortization	Net
Expenditures related to software and technology (i)	787,970	(302,031)	485,939
Software licenses	58,247	(13,492)	44,755
Goodwill (ii)	54,858	—	54,858
Other	4,586	(585)	4,001

	905,661	(316,108)	589,553

(i)	The PagSeguro Group capitalizes expenses incurred with the development of platforms, which are amortized over their useful lives of approximately five years.
(ii)	The balances comprise the goodwill arising from the acquisition of the companies R2Tech, Biva, Tilix, BancoSeguro and YAMÍ.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements (Continued)

On March 31, 2020 and for the three-month periods ended March 31, 2020

(All amounts in thousands of reais unless otherwise stated)

11.	Intangible assets (Continued)

b)	The changes in cost and accumulated amortization were as follows

	Expenditures with software and technology	Software licenses	Goodwill	Other	Total
On December 31, 2019
Cost	787,970	58,247	54,858	4,586	905,661
Accumulated amortization	(302,031)	(13,492)	—	(585)	(316,108)

Net book value	485,939	44,755	54,858	4,001	589,553

On March 31, 2020
Cost
Additions	105,452	13,541	—	—	118,993
Amortization	(33,818)	(3,044)	—	(34)	(36,896)

Net book value	557,573	55,252	54,858	3,967	671,650

On March 31, 2020
Cost	893,422	71,788	54,858	4,586	1,024,654
Accumulated amortization	(335,849)	(16,536)	—	(619)	(353,003)

Net book value	557,573	55,252	54,858	3,967	671,650

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements (Continued)

On March 31, 2020 and for the three-month periods ended March 31, 2020

(All amounts in thousands of reais unless otherwise stated)

12.	Payables to third parties

Payables to third parties correspond mainly to amounts to be paid to merchants with respect to transactions carried out by their card holders, net of the intermediation fees and discounts applied. PagSeguro Brazil’s average settlement terms agreed upon with commercial establishments is up to 14 days.

13.	Salaries and social charges

	March 31, 2020	December 31, 2019

Profit sharing	15,295	50,473
Salaries payable (i)	—	8,045
Social charges	9,619	9,416
Payroll accruals	38,387	27,503
Payroll taxes (LTIP)	3,961	7,323
Other	3,973	4,052

	71,234	106,812

(i)	PagSeguro changed in 2020 the salary payment policy to the last day of the month.

14.	Taxes and contributions

	March 31, 2020	December 31, 2019
Taxes
Services tax (i)	233,196	223,529
Value-added tax on sales and services (ii)	28,868	31,400
Social integration program (iii)	23,213	22,216
Social contribution on revenues (iii)	142,831	136,682
Income tax and social contribution (iv)	1,639	726
Other	4,024	4,489

	433,772	419,042

Judicial deposits (v)
Services tax (i)	(117,656)	(108,026)
Value-added tax on sales and services (ii)	(28,527)	(31,028)
Social integration program (iii)	(22,734)	(21,804)
Social contribution on revenues (iii)	(139,899)	(134,180)

	(308,816)	(295,038)

	124,956	124,004

(i)	Refers to tax on revenues.
(ii)	Refers to the Value-added Tax on Sales and Services (ICMS) due by Net+Phone, related to tax substitution and tax rate differential, applied on sales of credit and debit card readers.
(iii)	Refers mainly to Social Integration Program (PIS) and Social Contribution on Revenues (COFINS) charged on financial income.
(iv)	Refers to the income tax and social contribution payable.
(v)	The PagSeguro Group obtained court decisions to deposit the amount related to the payments in escrow for matters discussed in items “i”, “ii” and “iii” above.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements (Continued)

On March 31, 2020 and for the three-month periods ended March 31, 2020

(All amounts in thousands of reais unless otherwise stated)

15.	Provision for contingencies

PagSeguro Group is party to labor and civil litigation in progress and are discussing such matters at the administrative and judicial levels, which in some cases the PagSeguro Group has made corresponding judicial deposits. The likelihood of a negative outcome is assessed periodically and adjusted by management, when appropriate. Such assessment includes the opinion of its external legal advisors.

	March 31, 2020	December 31, 2019

Civil	10,116	9,152
Labor	4,599	2,697

	14,716	11,849

The PagSeguro Group is party on tax and civil lawsuits involving risks classified by legal advisors as possible losses, for which no provision was recognized on March 31, 2020, totaling approximately R$45,022 (December 31, 2019 - R$67,401). The PagSeguro Group is not a party to labor lawsuits involving risks classified by management as possible losses.

Below we demonstrate the movements of the provision for contingencies in the three-month period ended March 31, 2020:

On December 31,2019	11,849

Accrual	4,384
Settlement	(1,655)
Interest	138

On March 31,2020	14,716

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements (Continued)

On March 31, 2020 and for the three-month periods ended March 31, 2020

(All amounts in thousands of reais unless otherwise stated)

16.	Income tax and social contribution

a)	Reconciliation of the deferred income tax and social contribution

	Tax losses	Tax credit	Technological innovation (i)	Other temporary deductible differences	Other temporary deductible differences (ii)	Total
Deferred tax
On December 31, 2018	2,911	2,173	(83,179)	64,715	(118,745)	(132,125)

Included in the statement of income	(1,668)	1,102	(4,735)	(2,007)	(82,196)	(89,504)
Other	—	—	—	51	—	51
On March 31, 2019	1,243	3,275	(87,914)	62,759	(200,941)	(221,578)

Included in the statement of income	48,891	2,343	(73,297)	68,706	(478,182)	(431,539)
Other	—	—	—	22,167	—	22,167
On December 31, 2019	50,134	5,618	(161,211)	153,632	(679,123)	(630,950)

Included in the statement of income	36,165	(180)	(24,527)	20,989	(167,885)	(135,438)

On March 31, 2020	86,298	5,438	(185,738)	174,622	(847,008)	(766,388)

(i)	Refers to the benefit granted by the Technological Innovation Law (Lei do Bem), which reduces the tax charges on the capitalized amount of property and equipment.
(ii)	The main other liability temporary difference refers to deferred income tax and social contribution related to our FIDC quotas.

Deferred tax assets are recognized for tax loss carry-forward to the extent that the realization of the related tax benefit through future taxable profits is probable. As of March 31, 2020, Company did not have any unrecognized tax assets. Tax losses do not have expiration date.

b)	Reconciliation of the income tax and social contribution expense

PagSeguro Group computed income tax and social contribution under the taxable income method. The following is a reconciliation of the difference between the actual income tax and social contribution expense and the expense computed by applying the Brazilian federal statutory rate for the three-month periods ended March 31, 2020 and 2019:

	March 31, 2020	March 31, 2019
Net income before taxes	496,154	449,377
Statutory rate	34%	34%

Expected income tax and social contribution	(168,692)	(152,788)
Income tax and social contribution effect on:
Permanent additions (exclusions)
Gifts	(97)	(34)
R&D and technological innovation benefit - Law 11.196/05 (i)	28,395	12,592
Taxation of income abroad	742	376
Other additions	414	211

Income tax and social contribution expense	(139,240)	(139,643)

Effective rate	28%	31%
Income tax and social contribution – current	(3,801)	(50,140)
Income tax and social contribution – deferred	(135,439)	(89,503)

(i)

Refers to the benefit granted by the Technological Innovation Law (Lei do Bem), which reduces the income tax charges, based on the amount invested by the PagSeguro Group on specific intangible assets, see Note 11.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements (Continued)

On March 31, 2020 and for the three-month periods ended March 31, 2020

(All amounts in thousands of reais unless otherwise stated)

17.	Equity

a)	Share capital

On March 31, 2020, share capital is represented by 329,013,906 common shares, per value of US$0.000025. Share capital is composed of the following shares for the three-month periods ended March 31, 2020 and the year ended December 31, 2019 and 2018:

December 31, 2017 shares outstanding	262,288,607

Primary shares offered in the IPO	50,925,642
Primary shares offered in the follow-on offering	11,550,000
Treasury shares	503,642
Long-Term Incentive Plan	3,024,625
Repurchase of common shares	(503,642)

December 31, 2018 shares outstanding	327,788,874

Treasury shares	15,000
Long-Term Incentive Plan	1,066,538
Repurchase of common shares	(15,000)

December 31, 2019 shares outstanding	328,855,412

Treasury shares	547,543
Long-Term Incentive Plan	158,494
Repurchase of common shares	(547,543)

March 31, 2020 shares outstanding	329,013,906

During the year 2018, shares of PagSeguro Digital were issued as a result of the IPO, follow-on offering and long-term incentive plan, see details in Notes 1.1, 1.2, 1.3 and 17 (c).

Incremental costs directly attributable to the issuance of new shares or options are shown in equity as a deduction, net of tax, from the IPO and follow-on offering gross proceeds.

On January 26, 2018, 50,925,642 new shares were issued at a price of US$21.50 per share representing net proceeds of US$1,046.0 million (or R$3,289.8 million). Refer to Note 1.1 for further details.

On June 26, 2018, 11,550,000 new shares were issued at a price of US$29.25 per share representing net proceeds of US$326.8 million (or R$1,232.6 million). Refer to Note 1.2 for further details.

b)	Capital reserve

The capital reserve can only be used to increase capital, offset losses, redeem, reimburse or purchase shares or pay cumulative dividends on preferred shares. For the three-month period ended March 31, 2020, the Company recognized reversal of LTIP in the total amount of R$3,628 (R$10,893 in the three-month period ended March 31, 2019).

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements (Continued)

On March 31, 2020 and for the three-month periods ended March 31, 2020

(All amounts in thousands of reais unless otherwise stated)

17.	Equity (Continued)

c)	Share based long-term incentive plan (LTIP and LTIP goals)

On January 26, 2018, beneficiaries under the LTIP were granted rights in the form of notional cash amounts without cash consideration. These rights vest in five equal annual installments starting on the earlier of July 29, 2015 and the beneficiary’s employment start date. Under the terms of the LTIP, upon completion of the IPO, the vested portion of each beneficiary’s LTIP rights was converted into Class A common shares of PagSeguro Digital at the IPO price (US$21.50) which is the assessed fair value at the grant date. As a result, the beneficiaries of the LTIP received a total of 1,823,727 new Class A common shares upon completion of the IPO.

The unvested portions of each beneficiary’s LTIP rights will be settled on each future annual vesting date in shares.

This arrangement is classified as equity settled. For the three-month period ended March 31, 2020, the Company recognized compensation expenses related to the LTIP and LTIP goals in the total amount of R$26,381 (R$16,263 in the three-month period ended March 31, 2019).

The maximum number of common shares that can be delivered to beneficiaries under the LTIP may not exceed 3% of our issued share capital at any time. On March 31, 2020 total shares granted were 7,087,157, and the total shares issued were 4,249,658, these shares include LTIP goals.

d)	OCI and equity valuation adjustments

The Company recognizes in these account the accumulated effect of the foreign exchange variation resulting from the conversion of the financial statements of the foreign subsidiary BCPS, amounted in R$455 in the period of three months ended in March 31, 2020 (negative value in R$425 as of December 31, 2019). This accumulated effect will be reverted to the result of the year as gain or loss only in case of disposal or write-off of the investment.

The Company also recognized in this account the difference between the book value and the amounts paid in the acquisitions of additional interests of the non-controlling shareholders of the subsidiary represented by the accumulated amount of R$22,372 as of March 31, 2020 related to R2TECH, in the amount of R$11,663 (R$11,663 as of December 31, 2019) and BIVA, in the amount of 10,709 (R$10,709 as of December 31, 2019).

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements (Continued)

On March 31, 2020 and for the three-month periods ended March 31, 2020

(All amounts in thousands of reais unless otherwise stated)

17.	Equity (Continued)

e)	Treasury shares

On October 30, 2018, PagSeguro Digital’s board of directors authorized a share repurchase program, under which the PagSeguro Group may repurchase up to US$250 million in outstanding Class A common shares traded on the New York Stock Exchange (NYSE). The Company’s management is responsible for defining the timing and the number of shares to be acquired, within authorized limits.

During the year ended December 31, 2018 a number of 503,642 shares were repurchased for a total of US$10,119 (average of US$20.09 per share) which corresponds to R$39,532.

During the year ended December 31, 2019 a number of 15,000 shares were repurchased for a total of US$422 (average of US$28.14 per share) which corresponds to R$1,735.

During the three-month period ended March 31, 2020 a number of 547,543 shares were repurchased for a total of US$8,829 (average of US$16.13 per share) which corresponds to R$44,775.

18.	Earnings per share

a)	Basic

Basic earnings per share is calculated by dividing net income the profit attributable to equity holders of PagSeguro Digital by the weighted average number of common shares issued and outstanding during the three-month periods ended March 31, 2020 and 2019:

	March 31, 2020	March 31, 2019
Profit attributable to stockholders of the Company	356,671	309,312
Weighted average number of outstanding common shares	328,999,613	319,990,379

Basic earnings per share - R$	1.0841	0.9666

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements (Continued)

On March 31, 2020 and for the three-month periods ended March 31, 2020

(All amounts in thousands of reais unless otherwise stated)

18.	Earnings per share (Continued)

b)	Diluted

Diluted earnings per share is calculated by dividing net income attributable to equity holders of PagSeguro Digital by the weighted average number of common shares outstanding during the year plus the weighted average number of common shares that would be issued on conversion of all dilutive potential common shares into common shares. The share in the LTIP are the only shares with potential dilutive effect. In this case, a calculation is done to determine the number of shares that could have been acquired at fair value.

	March 31, 2020	March 31, 2019
Profit used to determine diluted earnings per share	356,671	309,312

Weighted average number of outstanding common shares	328,999,613	319,990,379
Weighted average number of shares that would have been issued at average market price	1,057,274	622,392

Weighted average number of common shares for diluted earnings per share	330,056,887	320,612,771

Diluted earnings per share - R$	1.0806	0.9648

19.	Total revenue and income

	March 31, 2020	March 31, 2019
Gross revenue from transaction activities and other services (i)	1,085,796	826,211
Gross revenue from sales (ii)	—	93,731
Gross financial income (iii)	567,234	436,461
Other financial income (iv)	58,223	40,248

Total gross revenue and income	1,711,253	1,396,651

Deductions from gross revenue from transactions activities and other services (v)	(118,992)	(113,216)
Deductions from gross revenue from sales	—	(26,142)
Deductions from gross financial income (vi)	(4,966)	(5,957)

Total deductions from gross revenue and income	(123,958)	(145,315)

Total revenue and income	1,587,295	1,251,336

(i)	In the three-month period ended March 31, 2020, R$15,130 corresponds to membership fee.
(ii)	During 2019, the Company changed its POS police to merchants from sale to membership fee.
(iii)	Includes (a) interest income from early payment of notes payable to third parties and (b) interest on accounts receivable due in installments.
(iv)	Includes (a) interest of financial investments and (b) gain on exchange variation.
(v)	Deductions consist of transactions taxes. Additionally, in the three-month period ended March 31, 2020, R$1,482 corresponds to membership fee taxes.
(vi)	Deductions consist of taxes on financial income.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements (Continued)

On March 31, 2020 and for the three-month periods ended March 31, 2020

(All amounts in thousands of reais unless otherwise stated)

20.	Expenses by nature

	March 31, 2020	March 31, 2019
Transactions costs (i)	(556,434)	(380,941)
Cost of goods sold (ii)	—	(147,783)
Marketing and advertising	(156,209)	(79,992)
Personnel expenses (iii)	(105,028)	(77,790)
Financial expenses (iv)	(45,562)	(5,839)
Chargebacks (v)	(70,171)	(32,835)
Depreciation and amortization (vi)	(59,594)	(26,421)
Other	(98,143)	(50,358)

	(1,091,141)	(801,959)

Classified as:
Cost of services	(768,636)	(450,075)
Cost of sales	—	(167,704)
Selling expenses	(189,022)	(82,378)
Administrative expenses	(85,785)	(92,381)
Financial expenses	(45,562)	(5,839)
Other (expenses) income, net	(2,136)	(3,582)

	(1,091,141)	(801,959)

(i)

In the three-month period ended March 31, 2020, the increase is mainly represented by R$56,392 related to taxes paid on intercompany sale of POS devices and the amount of R$31.955 related to other costs (mainly related to freight, maintenance of POS and storage).

(ii)	During 2019, the Company changed its POS police to merchants from sale to membership fee.
(iii)	Includes R$11,953 and R$16,263 of compensation expenses related to the LTIP for the three-month period ended March 31, 2020 and 2019, respectively.
(iv)	Relates mainly to the early payment of receivables, which amounted to R$32,822 in the three-month period ended March 31, 2020.
(v)	Chargebacks refer mainly to losses recognized during the period related to fraud on card processing operations, as detailed in Note 22.
(vi)	Depreciation and amortization amounts incurred in the period are segregated between costs and expenses as presented below:

	March 31, 2020	March 31, 2019
Depreciation
Cost of sales and services (i)	(23,139)	(3,227)
Selling expenses	(6)	(7)
Administrative expenses	(1,549)	(665)

	(24,695)	(3,899)

Amortization
Cost of sales and services	(36,260)	(25,356)
Administrative expenses	(636)	(341)

	(36,896)	(25,697)

PIS and COFINS credits (ii)	1,997	3,175

Depreciation and amortization expense, net	(59,594)	(26,421)

(i)	The depreciation of POS in the three-month period ended March 31, 2020, amounted to R$19,834.
(ii)

PagSeguro Brazil has a tax benefit on PIS and COFINS that allows it to reduce the depreciation and amortization expenses when incurred. This tax benefit is recognized directly as a reduction of depreciation and amortization expense.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements (Continued)

On March 31, 2020 and for the three-month periods ended March 31, 2020

(All amounts in thousands of reais unless otherwise stated)

21.	Financial instruments by category

The PagSeguro Group estimates the fair value of its financial instruments using available market information and appropriate valuation methodologies for each situation.

The interpretation of market data, as regards the choice of methodologies, requires considerable judgment and the establishment of estimates to reach an amount considered appropriate for each situation. Therefore, the estimates presented may not necessarily indicate the amounts that could be obtained in the current market. The use of different hypotheses to calculate market value or fair value may have a material impact on the amounts obtained. The assets and liabilities presented in this Note were selected based on their relevance.

The PagSeguro Group believes that the financial instruments recognized in these consolidated financial statements at their carrying amount are substantially similar to their fair value. However, since they do not have an active market (except for the LFT included in financial investments, which is actively traded in the market), variations could occur in the event the PagSeguro Group were to decide to settle or realize them in advance.

The PagSeguro Group classifies its financial instruments into the following categories:

	March 31, 2020	December 31, 2019
Financial assets
Amortized cost:
Cash and cash equivalents	3,043,153	1,403,955
Accounts receivables	9,292,301	10,507,122
Other receivables	71,334	84,099
Judicial deposits	6,751	5,651
Investment	1,500	1,500

Fair value through other comprehensive income
Financial investments	499,782	1,349,666

	12,914,821	13,351,993

	March 31, 2020	December 31, 2019
Financial liabilities
Amortized cost:
Payables to third parties	4,691,260	5,326,290
Trade payables	279,262	256,281
Trade payables to related parties	35,767	22,187
Other liabilities	115,100	73,129
Fair value through profit or loss
Contingent consideration (included in Other liabilities)	15,800	15,800

	5,137,189	5,693,687

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements (Continued)

On March 31, 2020 and for the three-month periods ended March 31, 2020

(All amounts in thousands of reais unless otherwise stated)

22.	Financial risk management

The PagSeguro Group’s activities expose it to a variety of financial risks: market risk (including currency risk and cash flow or fair value interest rate risk), fraud risk (chargebacks), credit risk and liquidity risk. The PagSeguro Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the PagSeguro Group’s financial performance.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. In the Group, market risk comprises interest rate risk and foreign currency risk and other price risk, such as equity price risk.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As of March 31, 2020, and December 31, 2019, the PagSeguro Group is not materially exposed to the risk of changes in market interest rates mostly due to its capital structure that takes into consideration a reduced amount of debt.

Foreign exchange risk

Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. The Group’s exposure to the risk when future commercial transactions or recognized assets or liabilities are denominated in a currency that is not the entity’s functional currency. As of March 31, 2020, and December 31, 2019, the PagSeguro Group is not materially exposed to foreign exchange risk.

Equity price risk

The Group’s non-listed equity investments are susceptible to market price risk arising from uncertainties about future values of the investment. As of March 31, 2020, and December 31, 2019, the exposure to equity price from such investments was not material.

Fraud risk (chargeback)

The PagSeguro Group’s sales transactions are susceptible to potentially fraudulent or improper sales and it uses the following two processes to control the fraud risk:

The first process consists of monitoring, on a real time basis, the transactions carried out with credit and debit cards and payment slips, through an anti-fraud system. This process approves or rejects suspicious transactions at the time of the authorization, based on statistical models that are revised on a periodic basis.

The second process detects chargebacks and disputes not identified by the first process. This is a supplemental process and increases the PagSeguro Group’s ability to avoid new frauds.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements (Continued)

On March 31, 2020 and for the three-month periods ended March 31, 2020

(All amounts in thousands of reais unless otherwise stated)

22.	Financial risk management (Continued)

Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to credit risk from its operating activities (primarily accounts receivable) and from its financing activities, including deposits with banks and financial institutions, and other financial instruments.

Credit risk is managed on a group basis and for its accounts receivable is limited to the possibility of default by: (a) the card issuers, which have the obligation of transferring to the credit and debit card labels the fees charged for the transactions carried out by their card holders, and/or (b) the acquirers, which are used by the PagSeguro Group to approve transactions with the issuers.

In order to mitigate this risk, PagSeguro Brazil has established a Credit and Liquidity Risk Committee, whose responsibility is to assess the level of risk of each of the card issuers served by PagSeguro Group, classifying them into three groups:

(i)	Card issuers with a low level of risk, with credit ratings assigned by FITCH, S&P and Moody’s, which do not require additional monitoring;

(ii)	Card issuers with a medium level of risk, which are also monitored in accordance with the financial metrics and ratios; and

(iii)	Card issuers with a high level of risk, which are assessed by the committee at monthly meetings.

No credit limits were exceeded during the reporting period, and management does not expect any losses from non-performance by these counterparties in addition to the amounts already recognized as chargebacks, presented under fraud risk.

Liquidity risk

The PagSeguro Group manages liquidity risk by maintaining reserves, bank and credit lines for the obtaining borrowings, when deemed appropriate. The PagSeguro Group continuously monitors actual and projected cash flows and matches the maturity profile of its financial assets and liabilities in order to ensure that the PagSeguro Group has enough funds to honor its obligations to third parties and meet its operational needs.

The PagSeguro Group invests surplus cash in interest bearings financial investments, choosing instruments with appropriate maturity or enough liquidity to provide adequate margin as determined by the forecasts.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements (Continued)

On March 31, 2020 and for the three-month periods ended March 31, 2020

(All amounts in thousands of reais unless otherwise stated)

22.	Financial risk management (Continued)

Liquidity risk (Continued)

On March 31, 2020, PagSeguro Group held cash and cash equivalents of R$3,043,153 (R$1,403,955 on December 31, 2019).

The table below shows the PagSeguro Group’s non-derivative financial liabilities divided into the relevant maturity group based on the remaining period from the balance sheet date and the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Due within 30 days	Due within 31 to 120 days	Due within 121 to 180 days	Due within 181 to 360 days	Due to 361 days or more days
On March 31, 2020
Payables to third parties	3,687,303	668,848	178,801	156,308	—
Trade payables	250,621	17,904	6,070	2,226	2,441
Trade payables to related parties	—	35,767	—	—	—

On December 31, 2019
Payables to third parties	4,308,095	686,808	173,884	157,503	—
Trade payables	235,838	19,472	—	600	371
Trade payables to related parties	—	22,187	—	—	—

23.	Capital management

The PagSeguro Group monitors capital based on the gearing ratio which corresponds to net debt divided by total capital. Net debt is calculated as total borrowings (including current and non-current borrowings as shown in the consolidated balance sheet) less cash and cash equivalents. Total capital is calculated as equity as shown in the consolidated balance sheet plus net debt.

The PagSeguro Group had no loans on March 31, 2020, and December 31, 2019. Therefore, no gearing ratio is presented.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements (Continued)

On March 31, 2020 and for the three-month periods ended March 31, 2020

(All amounts in thousands of reais unless otherwise stated)

24.	Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability, in an orderly transaction between market participants at the measurement date. A three-level hierarchy is used to measure fair value, as shown below:

•	Level 1 - Quoted prices (unadjusted) in active markets for identical assets and liabilities.

•	Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

•	Level 3 - Inputs for the assets and liabilities that are not based on observable market data (that is, unobservable inputs).

The following table provides the fair value measurement hierarchy of PagSeguro Group’s financial assets and financial liabilities as of March 31, 2020:

	March 31, 2020
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial assets
Cash and cash equivalents	958,909	2,084,244	—
Financial investments	499,782	—	—
Accounts receivables	—	9,292,301	—
Other receivables	—	71,334	—
Financial liabilities
Payables to third parties	—	4,691,260	—
Trade payables	—	279,262	—
Trade payables to related parties	—	35,767	—
Contingent consideration (included in Other liabilities)	—	—	15,800
Other liabilities	—	115,100	—

The PagSeguro Group believes that the financial instruments recognized in these consolidated financial statements at their carrying amount are substantially similar to their fair value. For the financial assets that is basically due to the nature of the receivables that are due from top tier financial institutions subject to low credit risk and are mostly receivable in a short-term period and are measured based on the consideration that the Group expects to receive as part of the transaction processing services.

Financial assets also include the financial investments represented by government bonds with quoted prices in an active market and recognized in the balance sheet based on its fair value.

Financial liabilities are mostly represented by short-term payables to merchants which are paid in accordance with the contract set out with the merchant and other short-term payables to service providers in the normal course of business and, as such, also approximate from their fair values.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements (Continued)

On March 31, 2020 and for the three-month periods ended March 31, 2020

(All amounts in thousands of reais unless otherwise stated)

24.	Fair value measurement (Continued)

Financial liabilities also include the contingent consideration that arose from the acquisition of TILIX in 2018. The total consideration for the purchase was R$19,610, of which R$3,810 was settled in cash and R$15,800 in variable installments, subject to the attainment of specific targets in 2020 (R$4,100) and 2021 (R$11,700), established in the acquisition agreement. The contingent is recognized at fair value at the acquisition date and with changes in fair value recognized in the statement of profit or loss in accordance with IFRS 9 Financial Instruments.

The fair value is determined considering the contractual cash outflows that will be required if the target is achieved and is substantially similar to the carrying amount. The significant unobservable input used in the measurement is the assumed probability-adjusted profit before tax of TILIX. A change in the probability that the target will be achieved would result in the derecognition of such liabilities.

There were no transfers between Levels 1, 2 and 3 during the three-month period ended March 31, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 28, 2020

PagSeguro Digital Ltd.

By:	/s/ Eduardo Alcaro
Name:	Eduardo Alcaro
Title:	Chief Financial and Investor Relations Officer, Chief Accounting Officer and Director